February 12, 2025

Naveen Chopra
President and Chief Financial Officer
New Pluto Global, Inc.
c/o Paramount Global
1515 Broadway
New York, New York 10036

        Re: New Pluto Global, Inc.
            Amendment No. 4 to Registration Statement on Form S-4
            Filed February 12, 2025
            File No. 333-282985
Dear Naveen Chopra:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 11, 2025 letter.

Amendment No. 4 to Registration Statement on Form S-4
The Transactions
Litigation Relating to the Transactions, page 177

1. We note your response to prior comment 1. Please expand your disclosure to include a discussion of the material claims set forth in the complaint, including that the Special
       Committee improperly agreed to indemnify Shari Redstone for any breach of her fiduciary duty as a director and the dollar amount alleged to constitute the superior proposal, or tell us why this is not material to investors understanding of the evolution of the transaction or its alternatives. Refer to Item 103 of Regulation S-K.
 February 12, 2025
Page 2

        Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Matthew Derby at 202-551-
3334 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   Hui Lin, Esq.